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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003
 Allstream Inc.
(Translation of registrant's name into English

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: July 23, 2003	By: /s/ Scott Ewart
Name: Scott Ewart
Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Completes Network Support Agreement with AT&T Corp.

— Allstream moves forward as a fully independent leading
communication solutions provider —

Toronto, ON (July 23, 2003) — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, announced today that it has signed an agreement with AT&T Corp. to allow for the continued use of AT&T voice network service features and related technology.

The Agreement is consistent with the terms of the commercial agreements previously announced by Allstream on January 17, 2003, which supported Allstream's strategy to become an independent company. During this transition, this commercial agreement will provide continuity for certain Allstream voice services reliant on the AT&T network, and will support the continuity of certain voice network service features and interface arrangements between the two companies for the benefit of customers.

"With the completion of this commercial agreement, we are maintaining an important commercial relationship with AT&T Corp. which continues to be one of our most important customers and suppliers. We are also in discussions to establish how we will continue to support our joint North American Voice clients beyond the term of this agreement" said John MacDonald, President and COO. "At the same time, we have the flexibility to expand our reach by partnering with international suppliers that will strengthen our suite of enterprise solutions."

"Going forward as Allstream, we are well positioned to build value for our shareholders and other stakeholders, and we are confident that we can deepen our competitive position as a fully independent leading communication solutions provider," said MacDonald.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream Completes Network Support Agreement with AT&T Corp.
— Allstream moves forward as a fully independent leading communication solutions provider —